August 3, 2010

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Matthew Crispino

Re:	Withdrawal of Acceleration Request of Cinedigm Digital Cinema Corp.

Registration Statement on Form S-1 (File No. 333-166061)

Ladies and Gentlemen:

Cinedigm Digital Cinema Corp. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated July 29, 2010.

Thank you for your assistance. If you should have any questions, please contact Carol W. Sherman of Kelley Drye & Warren LLP, counsel to the registrant, by telephone at (212) 808-5038 or by facsimile at (212) 808-7897.

Very truly yours,

Cinedigm Digital Cinema Corp.

By:	/s/ Brian D. Pflug